Exhibit 99.1

Cryptocurrencies to become an Essential Component of AMTD’s War Chest of liquid funds totalling ~USD240 million; and TGE to focus into Crypto areas of Opportunities and Developments

PARIS, NEW YORK and SINGAPORE, Aug 22, 2025 /PRNewswire/ -- AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc.(“AMTD Group”), AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group, and The Generation Essentials Group (“TGE”) (NYSE: TGE), a controlled and consolidated subsidiary of AMTD Digital, jointly announced that cryptocurrencies would become an essential component of the three companies’ war chest of liquid fund. Such war chest comprises of cash at bank and other unencumbranced, unpledged and liquid investments, which aggregated and amounted to approximately USD240 million as of June 30, 2025.

Specifically, the portfolio of crypto assets to build would prioritize Bitcoin (BTC), Ethereum (ETH) and Tether (USDT).

Out of the three NYSE listed companies under AMTD Group’s belt, it is intended for TGE to branch into and focus on cryptocurrency-related opportunities and developments. A gene that has been built into its corporate name since inception, TGE represents not only “The Generation Essentials”, but also embodies the symbolic way of referring to the “Token Generation Event.”

TGE is in the process of evaluating and exploring options and opportunities in the tokenised crypto assets segment. TGE represents a global platform in the areas of media, entertainment and hospitality space, and we strongly believe that there will be a lot of opportunities for the adoption and application of cryptocurrencies, including stable coins, for leisure, entertainment and consumer spending in goods, services and F&B areas.

About AMTD Group Inc.

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world